May 15, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:	Rainier International Discovery Series, a series of Manning & Napier Fund, Inc., Registration Statement on Form N-14 (File No. 333-217358)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Manning & Napier Fund, Inc. (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 relating to the reorganization of Rainier International Discovery Fund, a series of Rainier Investment Management Mutual Funds, into Rainier International Discovery Series, a series of the Registrant (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2017, and was scheduled to go effective on May 18, 2017, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the Village of Fairport and the State of New York on the 15th of May, 2017.

If you have any questions or comments concerning this filing, please contact the undersigned at (585) 325-6880.

Very truly yours,

/s/ Amy J. Williams
Amy J. Williams
Assistant Corporate Secretary